Exhibit 12.2
DEVELOPERS DIVERSIFIED REALTY CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in Thousands)

	Year Ended December 31,
	2006 (a)	2007(a)	2008 (a)	2009	2010
Pretax income (loss) from continuing operations	$219,139	$225,510	$(63,731)	$(219,710)	$(144,862)

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$244,221	$307,633	$300,679	$266,843	$248,586
Appropriate portion of rentals representative of the interest factor	$1,319	$1,329	$1,175	$1,589	$1,610
Preferred Dividends	$55,169	$50,934	$42,269	$42,269	$42,269

Total fixed charges	$300,709	$359,896	$344,123	$310,701	$292,465

Capitalized interest during the period	$(20,049)	$(28,003)	$(41,062)	$(21,814)	$(12,232)
Preferred Dividends	$(55,169)	$(50,934)	$(42,269)	$(42,269)	$(42,269)
Amortization of capitalized interest during the period	$4,418	$5,351	$6,720	$7,447	$7,855
Equity Company Adjustments	$(30,337)	$(43,229)	$(17,719)	$9,733	$(5,600)
Equity Company Adjustments Distributed Income	$30,337	$43,229	$17,719	$8,416	$7,301

Earnings (loss) before income taxes and fixed charges	$449,048	$511,820	$203,781	$52,504	$102,658

Ratio of earnings to combined fixed charges and preferred dividends	1.49	1.42	(b )	(c )	(d )

(a)	These periods have been restated to reflect the retrospective application of ASC 470-02, previously referred to as FSP APB 14-1, for interest expense related to our convertible debt.

(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $140.3 million to achieve a coverage of 1:1 for the year ended December 31, 2008.

The pretax loss from continuing operations for the year ended December 31, 2008, includes consolidated impairment charges of $29.6 million and impairment charges of joint venture investments of $107.0 million, which together aggregate $136.6 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2010.

(c)	Due to the pretax loss from continuing operations for the year ended December 31, 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $258.2 million to achieve a coverage of 1:1 for the year ended December 31, 2009.

The pretax loss from continuing operations for the year ended December 31, 2009 includes consolidated impairment charges of $12.7 million, impairment charges of joint venture investments of $184.6 million and losses on equity derivative instruments of $199.8 million, which together aggregate $397.1 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2010.

(d)	Due to the pretax loss from continuing operations for the year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $189.8 million to achieve a coverage of 1:1 for the year ended December 31, 2010.

The pretax loss from continuing operations for the year ended December 31, 2010 includes consolidated impairment charges of $116.5 million and losses on equity derivative instruments of $40.2 million, which together aggregate $156.7 million, that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2010.